Delisting Determination,The Nasdaq Stock Market, LLC,
August 1, 2016, RIT Technologies Ltd. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the ordinary shares and warrant of RIT Technologies Ltd.
(the Company), effective at the opening of the trading session on August 11, 2016. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5250(c)(1) and 5605(c)(2).
The Company was
notified of the Staffs determination on June 22, 2016.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on July 1, 2016.